Shareholder Letter Q4 FY18 and Fiscal 2018  July 26, 2018

From the CEOs Fellow shareholders, Fiscal 2018 was another year of significant growth for Atlassian - both financially and organizationally. Q4'18 capped off the year with outstanding customer additions, along with strong revenue and free cash flow expansion. We added more than 6,600 net new customers, and generated $243.8 million in revenue and $64.4 million of free cash flow in the quarter. We ended fiscal 2018 with 125,796 customers, and for full-year fiscal 2018, we delivered $874.0 million in revenue and $281.2 million of free cash flow. We passed several major milestones during fiscal 2018, driven by the hard work, determination and achievements of Atlassians across the company: the migration of all Cloud instances for Jira and Confluence users to our new AWS-based infrastructure – one of the most challenging and important engineering projects in our history; reaching 100,000 Cloud customers; the one-year anniversary of the Trello acquisition; the launch of our new brand identity; $500 million in lifetime Atlassian Marketplace purchases; and 2,500 employees world-wide, including those in our new Bengaluru office which opened in May. All these together made fiscal 2018 our most exciting year ever. Below, we cover some announcements which shape our direction for fiscal 2019 as well as discuss some of the most recent product and Marketplace highlights from fiscal 2018. Strategy and product update Our mission is to unleash the potential of every team. As we enter fiscal 2019, we remain energized by and committed to the huge opportunity that lies ahead of us. We set out in 2002 to help knowledge workers collaborate more seamlessly and transparently. We've made tremendous headway, as demonstrated by the results we achieved in fiscal 2018, but we are still in the early innings of fulfilling our potential. Our model prioritizes building great products that offer strong utility and value to customers, while reducing friction in delivering those products to market. In fiscal 2019, we will not only continue to support this model, but also push further ahead with the products and markets that deliver the most attractive returns to our customers and hence Atlassian. Today, we are announcing two important updates to our strategy and product family. Q4 FY18 2

Doubling down on IT teams Over the past 16 years, we have created a family of products through our R&D-centric model, complemented by selective M&A. Our products serve three markets that offer attractive long- term growth potential and returns, and we'll continue to invest in their development this coming year: Software teams. Jira Software, Confluence, and Bitbucket have a strong reputation and presence among software teams globally. Business teams. Trello, Confluence, and Jira Core are increasingly adopted by knowledge workers in non-technical functions like HR, legal, finance and marketing. IT teams. Jira Service Desk, Confluence and Statuspage have made early inroads with IT teams. In fiscal 2019, we will deepen our focus on supporting the needs of IT teams across companies of all sizes – what we call the Fortune 500,000. IT departments are undergoing a significant transformation as they enable and support technology-driven innovation and manage the increasing number of applications entering their organizations through the 'bring your own software' movement. Modern IT is becoming more service-driven and agile-oriented, and our products are well suited to help them discover new and better ways to manage workflows across their organizations. The early success of Jira Service Desk has provided a glimpse of the demand that exists within IT teams for high value, low-priced, and easy-to-use applications that improve collaborative workflows. And our opportunity does not simply lie with Jira Service Desk alone. Many of our products land and expand via teams in IT departments today. In some organizations, the software developers and teams we serve may in fact be part of the IT department, or work alongside their IT colleagues. And often, IT departments become both enablers and evangelists for using our products more broadly across their organizations. This year, you'll see us placing more emphasis on the IT market through our R&D investments, our partnerships, and our marketing. Strategic partnership with Slack We are excited to announce that we have formed a strategic partnership with Slack. There are nearly one billion knowledge workers worldwide and the vast majority are still using antiquated business productivity tools, connecting and communicating together mostly through email. Atlassian's family of team collaboration products, including project management and workflow, planning, and content collaboration, combined with Slack's Q4 FY18 3 business communication platform, offer a productivity boost for teams of all shapes and sizes, and across all functions of an organization. Atlassian currently has two offerings in the real-time communications market: Stride and Hipchat. As we completed our strategic planning for fiscal 2019, we determined that while this market remains large, the level of additional investment required to compete effectively is unlikely to generate returns comparable to those of our other products. We will be exiting our direct participation in the communications space with this partnership. Slack has acquired the intellectual property for Stride and Hipchat Cloud, both of which we will discontinue. We will also discontinue Hipchat Server and Data Center and will be working with Slack to provide a migration path for customers of all four products. Atlassian products and Slack already work well together, and are used by hundreds of thousands of teams every day. This partnership will foster an even closer relationship. We will deepen existing product integrations between Jira Cloud, Bitbucket Cloud, Trello, and Slack, and build new integrations between Confluence Cloud and Slack. To further penetrate the immense collaboration and communications opportunities ahead of us, we will also be working together on marketing, sales, and channel enablement. As part of our partnership, we have also made an equity investment in Slack to reinforce the long-term nature and significance of our relationship. More information on the partnership can be found at https://atlassian.com/partnerships/slack. Scaling with our Cloud customers: Atlassian Access We understand that the needs of our customers change as they grow. Ensuring that our larger customers – as well as those in highly-regulated industries – scale in the cloud with confidence is one of our top priorities. Today's IT teams and administrators face the unenviable task of enhancing the security of their systems while also making them easy to access for everyone inside their organizations. This quarter, we launched Atlassian Access so that teams can address these challenges with one solution. Q4 FY18 4

Atlassian Access is a set of capabilities that gives administrators company-wide visibility, control, and security, while providing users easy access to the collaborative tools they rely on to get work done. Atlassian Access equips our Cloud customers with SAML single sign-on, two-factor authentication, configurable password policies, and priority access to our support team. Atlassian Access, initially called Identity Manager, was introduced in an early access program in November 2017. It's now available to all Cloud customers, with pricing starting at $3 per user per month. More details are available at https://atlassian.com/enterprise/cloud/access. Bitbucket continues its leadership for professional software developers We’ve built a loyal following among the developers, product managers, designers, system administrators, marketers, and operations experts that comprise modern software teams. Our analysis shows that we have more than 30 million user accounts across just Jira Software and Bitbucket – two products that play key roles in serving software teams around the world. For professional software developers in these teams, Bitbucket is one of the most recognized and respected products for managing code. Bitbucket has attracted tens of thousands of customers, including 60 of the Fortune 100. Today, Bitbucket Cloud is leading the way on SOC 2 Type II compliance, becoming the first of the leading Git hosting solutions to be certified compliant. SOC 2 Type II certification ensures enterprises’ code is both available to them and securely kept from prying eyes. By having a “Big Four” independent auditor complete our SOC 2 Type II audit, the certification provides an extra level of comfort for medium- and large-sized companies where Bitbucket serves a large or growing number of professional developers. It also removes a potential hurdle for organizations that are considering a transition to Bitbucket Cloud but have historically used an on-premises Bitbucket installation. Enterprise customers spoke, we listened Our Data Center family of products is often the deployment option of choice for larger companies or those with a rapidly growing number of Atlassian users. When we surveyed Jira administrators recently, they told us that archiving information was one of their preferred methods for improving system performance and removing “clutter.” So we made that task easier for them. This quarter, we introduced project archiving for Jira Software Data Center, which improves readability and frees up resources for data that's still relevant in a single action. In our performance testing for project archiving on a Jira Software instance with one million tickets, searches ran 25% faster and loading speed for Jira boards improved 11%. Q4 FY18 5

Among Confluence Data Center administrators, read-only mode was a top-requested feature and we were delighted to deliver it in Q4’18. With read-only mode, admins can upgrade to a new version of Confluence, consolidate Confluence instances, or scale up by adding another node, all while end-users continue to work without disruption. Read-only mode complements the zero-downtime upgrade capabilities we introduced previously for Jira Software and Jira Service Desk Data Center. Software and IT teams have more on their plates than ever, and we're committed to keeping their work humming along, while ensuring end-users can still access their work when upgrades are taking place. Atlassian Marketplace surpasses $500 million in lifetime purchases The Atlassian Marketplace plays a vital role in delighting our customers. Within the Marketplace, users can find more than 4,000 free and paid apps that satisfy custom use cases for our products, as well as integrations with non-Atlassian products. It all adds up to a great experience for our customers, no matter what tools they're using. The value customers find in these apps is reflected in the growth of the Marketplace. In fiscal 2018 alone, the Marketplace generated more than $200 million in purchases, and cumulatively has passed $500 million in purchases since its inception in 2012. The vibrant economy around Atlassian - comprising thousands of developers and partners - is an integral part of the Marketplace's growth. This includes developers at smaller vendors, as well as some of the most prominent companies in technology. For example, during the past quarter, both Slack and Facebook showcased integrations with our products at their developer conferences. Slack's integrations with Jira Cloud and Bitbucket Cloud let users manage Jira issues or pull requests without leaving Slack. Meanwhile,  Facebook Workplace's integration with Jira Cloud allows members of a Workplace group to share and discuss Jira Software or Service Desk issues, get questions answered, and see the discussion details back in Jira. Onward to Atlassian Summit 2018 and beyond As fiscal 2019 picks up steam, we look forward to speaking with many of our European customers and partners at Atlassian Summit 2018 in Barcelona, which takes place from September 3-5. We would like to thank our dedicated employees around the world for another amazing year, our shareholders for their loyalty and support, and our incredible customers for allowing Atlassian to help them unleash the potential of every team. Here’s to the road ahead, -Mike & Scott Mike Cannon-Brookes  Scott Farquhar Co-founder and CEO Co-founder and CEO Q4 FY18 6

Jay Simons, President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chip companies, thanks our highly automated sales model that allows us to target the Fortune 500,000. We finished the fourth quarter of fiscal 2018 with 125,796 customers, as a result of the addition of 6,638 net-new customers this quarter.

Over 80% of our net-new customers in Q4'18 chose one or more of our Cloud products. The customer growth during the quarter was driven by each of our core Cloud products. At the end of Q4'18, we surpassed 100,000 Cloud customers for the first time in our history.

With regard to larger customers, at the end of fiscal 2018, we had 2,678 customers spending $50,000 or more annually – up from 1,817 at the end of fiscal 2017. And we had 124 customers spending more than $500,000 annually at the end of fiscal 2018, up from 75 in the prior year.

At the end of fiscal 2018, more than two-thirds of the Fortune 500 were Atlassian customers.


Customers
Period ended
57,431
60,950
65,673
68,837
85,031*
89,237
107,746**
112,571
119,158
125,796
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.
**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

ATLASSIAN Q4 FY18 7

Some of the new customers we added during the quarter include international law firm Paul Hastings LLP, smartphone maker Vivo, mortgage lender Guild Mortgage, truck manufacturer DAF Trucks and supermarket chain Meijer. Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products each quarter, we like to share a handful of the stories our customers share with us. These examples illustrate the breadth of application and versatility of our products, as well as how we expand across teams, departments and customer organizations. GLOBAL FOOTWEAR MANUFACTURER Expanding from IT to business teams One Atlassian customer, a global shoe manufacturer, began its journey with Atlassian in late 2016. The customer's IT department began using Jira Software to track and manage their projects. Since then, they have rolled out Jira Service Desk company-wide and it's now used by all 600 employees to file tickets for service requests. Moreover, several business teams outside of IT are now using Jira Software for project management, including operations, logistics, finance and sourcing. When a warehouse team in Asia has a problem with a particular shoe, they can enter the issue in Jira Software and track the issue till resolution. This viral adoption has happened largely thanks to the IT team. When a business unit comes to IT looking for a new tool to improve the way they get work done as a team, IT recommends Jira. Atlassian has increased transparency and communication for the shoe manufacturer around the world. For instance, the IT department generates reports that enable them to determine collaboratively which jobs to prioritize. Employees in the U.S., China and Europe communicate directly with each other within Jira. Their dashboards within Jira have also been key to increasing transparency in their workflow. Now, all teams can see where issues are in the workflow, making globally dispersed teams feel more connected. WALMART LABS Enabling teamwork at massive scale 90% of Americans live within ten miles of a Walmart store, and 250 million customers shop with Walmart each week. Walmart Labs, the organization's technology arm, is responsible for building and managing the technology behind Walmart's online shopping site and in-store locations, as well as creating a seamless experience for shoppers across both. The Enterprise Tools Engineering team enables all functions of Walmart Labs to help change the way people shop. To support such a large-scale operation requires an intense focus on finding smart efficiencies across a diverse set of teams within the organization. Q4 FY18 8

It takes an army of 17,000 Jira users – product managers, software engineers, developers, and more – to keep everything from the eCommerce site to in-store checkout technology running smoothly. They are laser-focused on innovation to "change the way people shop," no matter where the purchase is made. The Enterprise Tools Engineering team knows helping their 17,000 Jira users has a direct impact on Walmart customers' experience. Often times, a single project involves multiple teams and a variety of stakeholders. Abyakta Lenka, Walmart Labs' Systems Engineer for Atlassian tools, says: "All the teams involved in the project are tracking their day-to-day work. All bits and pieces are tracked in Jira. Jira helps us track our timeline, whether we can complete this in a defined goal time or not." Along with tracking steps and milestones, Jira helps communicate progress across the org – from engineers completing the day-to-day tasks to stakeholders at the top. "Jira helps with the visibility of the project. Not only for the junior engineer, but to the VP, who can see all the products and projects, and what's going on across all the initiatives," says Lenka. Their solution prior to implementing Jira? Post-It notes. Sticky notes didn't provide teams with mission- critical insights such as the history of a project and who was responsible for what. Perhaps most painful was when a sticky note simply went missing. Ever since the team adopted Jira about five years ago, they’ve been able to track everything related to a project and achieve transparency for every member of the team. Looking ahead, the Enterprise Tools Engineering team is working on several big projects to maximize efficiency. The team is partnering with the finance team on a complex project around capitalization. Finance wants to know the labor cost associated with Walmart’s technology products, including asset tracking and technology costs. Currently, time tracking is monitored using an expensive and old-fashioned tool that requires manual entry to measure time against project work. Jira will allow them to retire the time-tracking tool, saving money and providing transparency on their financials. Q4 FY18 9

James Beer, Chief Financial Officer

Financial highlights

Fourth quarter and fiscal 2018 financial summary

(in thousands, except per share data)

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
IFRS Results	2018	2017	2018	2017
Revenue	$243,783	$174,331	$873,950	$619,936
Gross profit	$199,587	$137,526	$701,260	$500,775
Gross margin	*81.9%*	*78.9%*	*80.2%*	*80.8%*
Operating loss	($5,287)	($32,256)	($53,748)	($63,086)
Operating margin	*(2.2%)*	*(18.5%)*	*(6.2%)*	*(10.2%)*
Net loss	($25,851)	($20,708)	($119,341)	($42,504)
Net loss per share - diluted	($0.11)	($0.09)	($0.52)	($0.19)
Non-IFRS Results				
Gross profit	$207,648	$144,965	$734,403	$522,218
Gross margin	*85.2%*	*83.2%*	*84.0%*	*84.2%*
Operating income	$47,511	$24,349	$166,403	$104,218
Operating margin	*19.5%*	*14.0%*	*19.0%*	*16.8%*
Net income	$33,016	$21,620	$118,552	$84,936
Net income per share - diluted	$0.13	$0.09	$0.49	$0.36
Free cash flow	$64,401	$44,464	$281,247	$183,327

The Q4'18 and fiscal year 2018 results provided here are based on the revenue recognition standard IAS 18. Our guidance for Q1'19 and fiscal year 2019 is based on the new revenue recognition standard IFRS 15. For comparability, we have provided restated historical financial statements under the new standard, IFRS 15, for full-year fiscal 2017 and the full-year and quarters of fiscal 2018 on our Investor Relations website at https://investors.atlassian.com/.

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Fourth quarter 2018 results

Revenue

Total revenue for the fourth quarter of fiscal 2018 was $243.8 million, up 40% year-over-year. Our revenue by line item for the quarter is as follows

- Subscription revenue primarily relates to fees earned from sales of our Cloud products. The remainder of this revenue relates to sales of our Data Center products, which are Server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q4'18, subscription revenue was $117.4 million, up 62% year-over-year.

ATLASSIAN Q4 FY18 10

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q4'18, maintenance revenue was $87.3 million, up 22% year-over-year.
- License revenue is related to fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q4'18, license revenue was $22.5 million, up 16% year-over-year.
- Other revenue includes our portion of the fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace, and for training services. For Q4'18, other revenue was $16.6 million, up 53% year-over-year.


Revenue
U.S. $ in millions (Y/Y growth rate in %)
$160
$174
$194
$213
$224
$244
36%
37%
42%
43%
40%
40%
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18


Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$160
19%
19%
64%
$174
8%
22%
66%
$194
14%
24%
69%
$213
20%
24%
70%
$224
9%
22%
67%
$244
16%
22%
62%
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q4 FY18 11

Margins and operating expenses IFRS gross margin for Q4'18 was 81.9%, compared with 78.9% for Q4'17. Non-IFRS gross margin for Q4'18 was 85.2%, compared with 83.2% for Q4'17. On an IFRS basis, operating expenses were $204.9 million in Q4'18, up 21% from $169.8 million in Q4'17. On a non-IFRS basis, operating expenses were $160.1 million in Q4'18, up 33% from $120.6 million in Q4'17. • Research & development expense on an IFRS basis was $111.0 million in Q4'18, compared with $90.7 million in Q4'17. Research & development expense on a non-IFRS basis was $90.8 million or 37.2% of revenue in Q4'18, compared with $66.1 million or 37.9% of revenue in Q4'17. • Marketing & sales expense on an IFRS basis was $49.1 million in Q4'18, compared with $45.9 million in Q4'17. Marketing & sales expense on a non-IFRS basis was $34.6 million or 14.2% of revenue in Q4'18, compared with $30.4 million or 17.5% of revenue in Q4'17. • General & administrative expense on an IFRS basis was $44.8 million in Q4'18, compared with $33.2 million in Q4'17. General & administrative expense on a non-IFRS basis was $34.8 million or 14.3% of revenue in Q4'18, compared with $24.1 million or 13.8% of revenue in Q4'17. Total employee headcount was 2,638 at the end of Q4'18, an increase of 135 employees since the end of Q3'18. The increase was across all major organizations, with the largest portion being in R&D. IFRS operating loss was $5.3 million for Q4'18, compared with an IFRS operating loss of $32.3 million for Q4'17. Non-IFRS operating income was $47.5 million, or 19.5% of revenue for Q4'18, compared with $24.3 million or 14.0% of revenue for Q4'17. Net income IFRS net loss was $25.9 million, or ($0.11) per diluted share, for Q4'18 compared with an IFRS net loss of $20.7 million, or ($0.09) per diluted share, for Q4'17. Non-IFRS net income was $33.0 million, or $0.13 per diluted share, for Q4'18 compared with $21.6 million, or $0.09 per diluted share, for Q4'17. Balance sheet Atlassian finished Q4'18 with $1.7 billion in cash and cash equivalents and short-term investments. During Q4'18, Atlassian issued $1 billion of exchangeable senior notes. The notes bear interest at 0.625% per year, payable semiannually, mature on May 1, 2023, and have an initial exchange price of $81.52/share. In connection with the issuance of the notes, Atlassian entered into capped calls to increase the effective exchange premium up to $114.42/share. Q4 FY18 12

The notes will be cash settled. Net proceeds, after deducting for issuance costs and the cost of the capped calls was $902.8 million. More information can be found in the exchangeable notes primer posted on our Investor Relations website at https://investors.atlassian.com/. Free cash flow Free cash flow for Q4'18 was $64.4 million, comprised of cash flow from operations of $82.2 million, less capital expenditures of $17.8 million. Free cash flow margin for Q4'18, defined as free cash flow as a percentage of revenue, was 26.4%. Fiscal year 2018 results Revenue Total revenue for fiscal 2018 was $874.0 million, up 41% year-over-year. Our revenue by line item for fiscal 2018 was as follows: • Subscription revenue was $403.2 million, up 67% year-over-year. • Trello revenue, which is included in subscription revenue, meaningfully exceeded our target of approximately $20 million for fiscal 2018 that we had previously set out at the beginning of the year. • Maintenance revenue was $325.9 million, up 23% year-over-year. • License revenue was $85.5 million, up 15% year-over-year. • Other revenue was $59.4 million, up 57% year-over-year. Margins and operating expenses IFRS gross margin for fiscal 2018 was 80.2%, compared with 80.8% for fiscal 2017. Non-IFRS gross margin for fiscal 2018 was 84.0%, compared with 84.2% for fiscal 2017. On an IFRS basis, operating expenses were $755.0 million in fiscal 2018, up 34% from $563.9 million in fiscal 2017. On a non-IFRS basis, operating expenses were $568.0 million in fiscal 2018, up 36% from $418.0 million in fiscal 2017. • Research & development expense on an IFRS basis was $415.8 million in fiscal 2018, compared with $310.2 million in fiscal 2017. Research & development expense on a non-IFRS basis was $317.2 million or 36.3% of revenue in fiscal 2018, compared with $230.8 million or 37.2% of revenue in fiscal 2017. • Marketing & sales expense on an IFRS basis was $188.0 million in fiscal 2018, compared with $134.9 million in fiscal 2017. Marketing & sales expense on a non-IFRS basis was $128.3 million or 14.7% of revenue in fiscal 2018, compared with $102.2 million or 16.5% of revenue in fiscal 2017. • General & administrative expense on an IFRS basis was $151.2 million in fiscal 2018, compared with $118.8 million in fiscal 2017. General & administrative expense on a non-IFRS basis was $122.5 million or 14.0% of revenue in fiscal 2018, compared with $85.0 million or 13.7% of revenue in fiscal 2017. Q4 FY18 13

IFRS operating loss was $53.7 million for fiscal 2018, compared with an IFRS operating loss of $63.1 million for fiscal 2017. Non-IFRS operating income was $166.4 million, or 19.0% of revenue for fiscal 2018, compared with $104.2 million or 16.8% of revenue for fiscal 2017.

Net income

IFRS net loss was $119.3 million, or ($0.52) per diluted share, for fiscal 2018 compared with $42.5 million, or ($0.19) per diluted share, for fiscal 2017. Non-IFRS net income was $118.6 million, or $0.49 per diluted share, for fiscal 2018 compared with $84.9 million, or $0.36 per diluted share, for fiscal 2017.

Free cash flow

Free cash flow for fiscal 2018 was $281.2 million, comprised of cash flow from operations of $311.4 million, less capital expenditures of $30.2 million. Free cash flow margin, defined as free cash flow as a percentage of revenue, was 32.2%.

Tax

During fiscal 2018, we made changes to our corporate structure to include certain foreign subsidiaries in our U.S consolidated tax group. These resulted in the creation of certain deferred tax assets and liabilities, including a non-recognized deferred tax asset of $2.1 billion related to the fair market value of our intellectual property. These assets will be recognized in our IFRS accounts based on the level of future profits of our U.S consolidated tax group.

Financial targets for Q1'19 and full year fiscal 2019

	IFRS	
	Three Months Ending September 30, 2018	Fiscal Year Ending June 30, 2019
Revenue	$258 million to $260 million	$1,146 million to $1,154 million
Gross margin	82%	82% to 83%
Operating margin	(5%)	(4%)
Net loss per share - diluted	($0.13)	($0.30)
Weighted-avg. shares used in computing diluted IFRS net loss per share	235 million to 237 million	240 million to 242 million

	Non-IFRS	
	Three Months Ending September 30, 2018	Fiscal Year Ending June 30, 2019
Gross margin	86%	85% to 86%
Operating margin	21%	20%
Net income per share - diluted	$0.19	$0.77
Weighted-av. shares used in computing diluted non-IFRS net income per share	247 million to 249 million	250 million to 252 million
Free cash flow	not provided	$350 million to $360 million

Our targets for Q1'19 and full year fiscal 2019 are based on the new revenue recognition standard IFRS 15. The new standard has a minimal impact on our revenue recognition timing. The new standard does not impact net cash provided by operating activities or free cash flow. For comparability, we have provided a slide presentation showing our restated historical financial statements under IFRS 15 for full-year fiscal 2017 and the full-year and quarters of fiscal 2018 on our investor relations website at https://investors.atlassian.com.

ATLASSIAN Q4 FY18 14

We expect our non-IFRS gross margin to be relatively consistent during the quarters of fiscal 2019. For our non-IFRS operating margin, we anticipate the margin to be higher in the first half of fiscal 2019, relative to the second half of fiscal 2019. We also anticipate the margin to be lowest in the third quarter of fiscal 2019, as we typically implement annual salary increases for employees during that quarter, in addition to the annual reset of employee payroll taxes with the commencement of a new calendar year. Our fiscal 2019 targets for IFRS and non-IFRS net income and net income per diluted share assume Other Income will be approximately $20 million in fiscal 2019. This is based on assumptions of: • our current holdings of cash and cash equivalents, and short-term investments, which include the proceeds from our exchangeable senior notes; • the estimated interest income we expect to receive in fiscal 2019 from investing the cash and cash equivalents, and short-term investments; and • the cash interest expense related to the notes. Our free cash flow target for fiscal 2019 assumes estimated capital expenditures to be approximately $40 million during the fiscal year, due to investments in new leased facilities, including for our new office in Bengaluru, India. We expect more than half of these capital expenditures to come in the first half of fiscal 2019. Subsequently, we expect our free cash flow margin to be higher in the second half of fiscal 2019. Additionally, we expect our free cash flow margin in Q1'19 to be lower than that of subsequent quarters, as we pay our annual cash bonuses to employees during that quarter. IFRS 15 For our fiscal 2019 financial targets, we anticipate the new IFRS 15 reporting standard will have the following impacts, when compared with our prior reporting standards: • Fiscal 2019 revenue to be approximately $6 million higher under IFRS 15; • Fiscal 2019 IFRS and non-IFRS operating margin benefit of approximately 0.5%. • Fiscal 2019 IFRS and non-IFRS net income per diluted share benefit of approximately $0.02. Q4 FY18 15

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)*

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2018	2017	2018	2017
Revenues:				
Subscription	$ 117,439	$ 72,502	$ 403,214	$ 242,128
Maintenance	87,268	71,648	325,898	265,521
Perpetual license	22,514	19,359	85,481	74,565
Other	16,562	10,822	59,357	37,722
Total revenues	243,783	174,331	873,950	619,936
Cost of revenues (1) (2)	44,196	36,805	172,690	119,161
Gross profit	199,587	137,526	701,260	500,775
Operating expenses:				
Research and development (1)	111,046	90,691	415,776	310,168
Marketing and sales (1) (2)	49,062	45,887	187,990	134,908
General and administrative (1)	44,766	33,204	151,242	118,785
Total operating expenses	204,874	169,782	755,008	563,861
Operating loss	(5,287)	(32,256)	(53,748)	(63,086)
Other non-operating income (expense), net	(14,739)	(536)	(15,157)	(1,342)
Finance income	5,053	1,048	9,877	4,851
Finance costs	(6,782)	(24)	(6,806)	(75)
Loss before income tax benefit (expense)	(21,755)	(31,768)	(65,834)	(59,652)
Income tax benefit (expense)	(4,096)	11,060	(53,507)	17,148
Net loss	$ (25,851)	$ (20,708)	$ (119,341)	$ (42,504)
Net loss per share attributable to ordinary shareholders:				
Basic	$ (0.11)	$ (0.09)	$ (0.52)	$ (0.19)
Diluted	$ (0.11)	$ (0.09)	$ (0.52)	$ (0.19)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	234,206	225,805	231,184	222,224
Diluted	234,206	225,805	231,184	222,224

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2018	2017	2018	2017
Cost of revenues	$ 2,762	$ 2,159	$ 11,955	$ 6,856
Research and development	20,271	24,598	98,609	79,384
Marketing and sales	5,444	5,455	23,605	17,395
General and administrative	9,999	9,125	28,704	33,813

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2018	2017	2018	2017
Cost of revenues	$ 5,299	$ 5,280	$ 21,188	$ 14,587
Marketing and sales	9,023	9,988	36,090	15,269

*Financial results based on the revenue recognition standard (IAS 18), prior to the company's adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018.

ATLASSIAN Q4 FY18 16

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  (unaudited)* June 30, 2018 June 30, 2017 Assets Current assets: Cash and cash equivalents $ 1,410,339 $ 244,420 Short-term investments 323,134 305,499 Trade receivables 46,141 26,807 Current tax receivables 12,622 12,445 Prepaid expenses and other current assets 28,219 23,317 Total current assets 1,820,455 612,488 Non-current assets: Property and equipment, net 51,656 41,173 Deferred tax assets 64,662 188,239 Goodwill 311,943 311,900 Intangible assets, net 63,577 120,789 Other non-current assets 112,221 9,269 Total non-current assets 604,059 671,370 Total assets $ 2,424,514 $ 1,283,858 Liabilities Current liabilities: Trade and other payables $ 113,105 $ 73,192 Current tax liabilities 172 2,207 Provisions 7,215 6,162 Deferred revenue 340,834 245,306 Total current liabilities 461,326 326,867 Non-current liabilities: Deferred tax liabilities 12,051 43,950 Provisions 4,363 3,333 Deferred revenue 19,386 10,691 Exchangeable senior notes, net 819,637 — Other non-current liabilities 214,985 4,969 Total non-current liabilities 1,070,422 62,943 Total liabilities 1,531,748 389,810 Equity Share capital $ 23,531 $ 22,726 Share premium 454,766 450,959 Other capital reserves 557,100 437,346 Other components of equity (61) 6,246 Accumulated deficit (142,570) (23,229) Total equity 892,766 894,048 Total liabilities and equity $ 2,424,514 $ 1,283,858 *Financial results based on the revenue recognition standard (IAS 18), prior to the company’s adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018. Q4 FY18 17

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited)* Three Months Ended Fiscal Year Ended June 30, June 30, 2018 2017 2018 2017 Operating activities Loss before income tax benefit (expense) $ (21,755) $ (31,768) $ (65,834) $ (59,652) Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities: Depreciation and amortization 17,754 23,766 79,435 61,546 Net loss (gain) on sale of investments and other assets 62 25 (1,163) (397) Net unrealized foreign currency loss (gain) (93) 92 (188) 93 Share-based payment expense 38,476 41,337 162,873 137,448 Net unrealized loss on exchange derivative and capped calls 12,414 — 12,414 — Amortization of debt discount and issuance costs 7,478 — 7,478 — Interest income (5,053) (1,048) (9,877) (4,851) Interest expense 1,113 — 1,113 — Changes in assets and liabilities: Trade receivables (7,748) (295) (19,635) (10,208) Prepaid expenses and other assets (8,200) (2,788) (7,293) (5,647) Trade and other payables, provisions and other non-current liabilities 9,908 1,639 43,477 10,947 Deferred revenue 34,178 23,252 104,223 72,604 Interest received 4,211 1,393 8,679 6,540 Income tax paid, net of refunds (542) (5,008) (4,246) (9,042) Net cash provided by operating activities 82,203 50,597 311,456 199,381 Investing activities Business combinations, net of cash acquired — — — (381,090) Purchases of property and equipment (17,802) (5,208) (30,209) (15,129) Purchases of intangible assets — (925) — (925) Proceeds from sale of other assets 1,775 — 2,775 342 Purchases of investments (55,798) (85,155) (347,822) (423,540) Proceeds from maturities of investments 81,015 31,215 206,119 111,403 Proceeds from sales of investments 22,897 54,911 123,862 488,672 Decrease (increase) in restricted cash 106 (2) (3,131) (3,371) Payment of deferred consideration — — (3,290) (935) Net cash provided by (used in) investing activities 32,193 (5,164) (51,696) (224,573) Financing activities Proceeds from exercise of share options 908 2,035 3,995 9,438 Proceeds from issuance of exchangeable senior notes, net of discount and issuance costs 990,494 — 990,494 — Purchase of capped calls (87,700) — (87,700) — Net cash provided by financing activities 903,702 2,035 906,789 9,438 Effect of exchange rate changes on cash and cash equivalents (1,272) 70 (630) 465 Net increase (decrease) in cash and cash equivalents 1,016,826 47,538 1,165,919 (15,289) Cash and cash equivalents at beginning of period 393,513 196,882 244,420 259,709 Cash and cash equivalents at end of period $1,410,339 $ 244,420 $1,410,339 $ 244,420 *Financial results based on the revenue recognition standard (IAS 18), prior to the company’s adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018. Q4 FY18 18

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)*

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2018	2017	2018	2017
Gross profit:				
IFRS gross profit	$ 199,587	$ 137,526	$ 701,260	$ 500,775
Plus: Share-based payment expense	2,762	2,159	11,955	6,856
Plus: Amortization of acquired intangible assets	5,299	5,280	21,188	14,587
Non-IFRS gross profit	$ 207,648	$ 144,965	$ 734,403	$ 522,218
Operating income:				
IFRS operating loss	$ (5,287)	$ (32,256)	$ (53,748)	$ (63,086)
Plus: Share-based payment expense	38,476	41,337	162,873	137,448
Plus: Amortization of acquired intangible assets	14,322	15,268	57,278	29,856
Non-IFRS operating income	$ 47,511	$ 24,349	$ 166,403	$ 104,218
Net income:				
IFRS net loss	$ (25,851)	$ (20,708)	$(119,341)	$ (42,504)
Plus: Share-based payment expense	38,476	41,337	162,873	137,448
Plus: Amortization of acquired intangible assets	14,322	15,268	57,278	29,856
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	19,892	—	19,892	—
Less: Income tax effects and adjustments	(13,823)	(14,277)	(2,150)	(39,864)
Non-IFRS net income	$ 33,016	$ 21,620	$ 118,552	$ 84,936
Net income per share:				
IFRS net loss per share - diluted	$ (0.11)	$ (0.09)	$ (0.52)	$ (0.19)
Plus: Share-based payment expense	0.16	0.18	0.69	0.59
Plus: Amortization of acquired intangible assets	0.06	0.06	0.25	0.13
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.08	—	0.08	—
Less: Income tax effects and adjustments	(0.06)	(0.06)	(0.01)	(0.17)
Non-IFRS net income per share - diluted	$ 0.13	$ 0.09	$ 0.49	$ 0.36
Weighted-average diluted shares outstanding:				
Weighted-average shares used in computing diluted IFRS net loss per share	234,206	225,805	231,184	222,224
Dilution from share options and RSUs (1)	11,204	13,596	12,801	13,833
Weighted-average shares used in computing diluted non-IFRS net income per share	245,410	239,401	243,985	236,057
Free cash flow:				
IFRS net cash provided by operating activities	$ 82,203	$ 50,597	$ 311,456	$ 199,381
Less: Capital expenditures	(17,802)	(6,133)	(30,209)	(16,054)
Free cash flow	$ 64,401	$ 44,464	$ 281,247	$ 183,327

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended June 30, 2018 and 2017 and the fiscal year ended June 30, 2018 and 2017 because the effect would have been anti-dilutive.

*Financial results based on the revenue recognition standard (IAS 18), prior to the company's adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018.

ATLASSIAN Q4 FY18 19

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $)* Three Months Ending Fiscal Year Ending September 30, 2018 June 30, 2019 Revenue $258 million to $260 million $1,146 million to $1,154 million IFRS gross margin 82% 82% to 83% Share-based payment expense 2 1 Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 86% 85% to 86% IFRS operating margin (5%) (4%) Share-based payment expense 20 20 Amortization of acquired intangible assets 6 4 Non-IFRS operating margin 21% 20% IFRS net loss per share - diluted ($0.13) ($0.30) Share-based payment expense 0.21 0.94 Amortization of acquired intangible assets 0.06 0.18 Non-coupon impact related to exchangeable senior notes and capped calls 0.03 0.14 Income tax effects and adjustments 0.02 (0.19) Non-IFRS net income per share - diluted $0.19 $0.77 Weighted-average shares used in computing diluted IFRS net income per share 235 million to 237 million 240 million to 242 million Dilution from share options and RSUs (1) 12 million 10 million Weighted-average shares used in computing diluted non- IFRS net income per share 247 million to 249 million 250 million to 252 million IFRS net cash provided by operations $390 million to $400 million Less: Capital expenditures (40 million) Free cash flow $350 million to $360 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending September 30, 2018 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive. *Financial targets based on the new revenue recognition standard (IFRS 15), which the company adopted on July 1, 2018. Q4 FY18 20

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our profitability, products, customers, expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets. Our non-IFRS financial measures reflect adjustments based on the items below: Share-based compensation • Amortization of acquired intangible assets • Non-coupon impact related to exchangeable senior notes and capped calls • Amortization of notes discount and issuance costs • Mark to fair value of the exchangeable senior notes exchange feature • Mark to fair value of the related capped call transactions • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q4 FY18 21

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations; • For planning purposes, including the preparation of our annual operating budget; • To allocate resources to enhance the financial performance of our business; • To evaluate the effectiveness of our business strategies; and • In communications with our Board of Directors concerning our financial performance.  The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 125,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, and Jira Service Desk at https://atlassian.com. Investor relations contact: Ian Lee, IR@atlassian.com  Media contact: Scott Rubin, press@atlassian.com Q4 FY18 22